DISPATCH AUTO PARTS, INC.
305 ROOSEVELT ROAD
EAST ROCHESTER NY 14445
******

June 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Pamela A. Long, Esq.
Assistant Director

Re:       Dispatch Auto Parts, Inc.
Amendment No. 3 to Form 10-SB, filed June 2, 2006
File Number: 0-51818

Gentlemen:

Thank you for your comment letter dated June 22, 2006 (the "Comment Letter") with respect to the above-captioned amended registration statement. We have filed our Amendment No. 4 to the registration statement on the Form 10-SB/A of the Company, which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition, page 9

1.
We reissue prior comment 13. Although you state there will be a monthly payment of $5,000 to Mr. Slocum for the next 12 months, you do not quantify any other costs relating to your plan of operation for the next twelve months. Also explain in detail how you calculated that it would require capital of approximately $50,000 to sustain operations in 2006 and $100,000 per year thereafter. See Item 303(a) of Regulation S-B.

Response:

We have revised the narratives in the filing to quantify other operating costs relating to our plan of operation for the next twelve months. The calculation for our projected expenses is as follows:

            2006
            Accounting and auditing fees                             $20,000
Legal fees                                                        $10,000
Transfer agent fees                                           $ 4,000
Inventory and working capital                            $16,000

2007+
            Accounting and auditing fees                             $30,000
Legal fees                                                        $10,000
Transfer agent fees                                           $ 6,000
Consulting fees                                                 $15,000
Inventory and working capital                            $39,000

Note: Years 2007+ assume increased level of operations as indicated in our Plan of Operations.

2.
We note your response to comment 14 of our letter dated May 18, 2006. To the extent available, please quantify and state in your document the costs associated with your company being a public reporting company.

Response:

We have revised the narratives in the filing to quantify our costs associated with our company being a public reporting company as indicated above. We have inserted a table in page 9 with this information for clearer disclosure.

Description of Securities - Shares Eligible for Future Sale, page 19

3.
We note your response to prior comment 20. Please clarify why these 245,000 shares are freely tradable and are not subject to the restrictions under Rule 144. For example, are these shares held by non-affiliates for more than two years?

Response:

We have revised our filing to state the potential sellers of the 245,000 shares are non-affiliates that have held stock for more than two years.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Daniel Slocum
Daniel Slocum
President